                                                                            Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	For the Six
	Months Ended	Years Ended December 31
	June 30, 2006	2005	2004	2003	2002	2001
Earnings available for fixed charges:
Income (loss) from continuing
operations before income taxes,
minority interest, and cumulative
effects of accounting changes, net	$1,446	$2,448	$634	$596	$(253)	$940
Add:
Distributed earnings from equity
in unconsolidated affiliates	33	98	61	113	33	38
Fixed charges	127	281	295	203	168	209
Subtotal	1,606	2,827	990	912	(52)	1,187
Less:
Minority interest in pretax loss of
subsidiaries that have not
incurred fixed charges	(77)	-	-	-	-	-
Undistributed equity in earnings
(losses) of unconsolidated
affiliates	12	(26)	(6)	18	74	107
Total earnings available for fixed charges	$1,671	$2,853	$996	$894	$(126)	$1,080

Fixed charges:
Interest expense	$90	$207	$229	$139	$113	$147
Rental expense representative
of interest	37	74	66	64	55	62
Total fixed charges	$127	$281	$295	$203	$168	$209

Ratio of earnings to fixed charges	13.2	10.2	3.4	4.4	(a )	5.2

(a)  For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $294 million.

All periods presented reflect the reclassification of KBR’s Production Services operations to discontinued operations.